EXHIBIT 12 (a)

METRIS COMPANIES INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings (loss) before income taxes, and cumulative effect of accounting change: (1)	$33,745	$(217,265)	$283	$287,915	$303,723

Fixed Charges: (1)
Interest on indebtedness, and amortization of debt expense	60,441	74,421	103,516	166,277	133,006
Interest factor of rental expense	3,288	8,731	7,930	7,276	6,023

Total fixed charges	63,729	83,152	111,446	173,553	139,029

Total available earnings (loss)	$97,474	$(134,113)	$111,729	$461,468	$442,752

Ratio of earnings to fixed charges	1.53	(1.61)	1.00	2.66	3.18

(1)	As defined in Item 503(d) of Regulation S-K.